January 6, 2005

Mellissa Campbell Duru

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N. W.

Washington, DC  20549

Re:

Exeter Resource Corp.

Form 20-F Registration Statement

File Number 0-51016

Dear Ms. Duru:

We request the withdrawal the Form 20-F Registration filed by Exeter Resource Corp. which was filed voluntarily by the Company with the Commission on November 8, 2004. We intend to revise the 20-F Registration Statement and refile with updated information as soon as it is practicable.

If you should have any questions regarding this request, please contact Connie Norman of Exeter Resource, at 1-604-688-9592.

Thank you for you assistance.

Sincerely,

/s/ Yale Simpson

Yale Simpson, Chairman

Exeter Resource Corp.

Suite 301, 700 West Pender Street, Vancouver, B.C.  Canada  V6C 1G8

Tel: 1.604.688.9592   Toll-free : 1.888.688.9592   Fax: 1.604.688.9532   e-mail: exeter@exeterresource.com

www.exeterresource.com